Exhibit 99.1

Luckin Coffee Announces Changes to Board of Directors and Senior Management

BEIJING, China, May 12, 2020 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (the “Company”) (NASDAQ: LK), today announced changes to its Board of Directors (“Board”) and senior management, effective May 11, 2020.

During its ongoing internal investigation (the “Internal Investigation”), the Special Committee of the Board (the “Special Committee”) has brought to the attention of the Board evidence that sheds more light on the fabricated transactions described in the press release issued by the Company on April 2, 2020.  After considering such information, the Board has terminated Ms. Jenny Zhiya Qian and Mr. Jian Liu from the positions of the Chief Executive Officer and the Chief Operating Officer, respectively. The Board also demanded and received from Ms. Qian and Mr. Liu their resignations from the Board. In addition to Ms. Qian and Mr. Liu, since the beginning of the Internal Investigation, the Company has placed six other employees, who were involved in or had the knowledge of the fabricated transactions, on suspension or leave.

The Board has appointed Mr. Jinyi Guo, a director to the Board and a Senior Vice President of the Company, as the Acting Chief Executive Officer of the Company. The Board also announced the appointment of Mr. Wenbao Cao and Mr. Gang Wu as directors to the Board. Following the changes to the Board, the Compensation Committee of the Board currently consists of Mr. Sean Shao, Mr. Erhai Liu and Mr. Jinyi Guo, with Mr. Sean Shao serving as its chairman; the Nominating and Corporate Governance Committee of the Board currently consists of Mr. Wai Yuen Chong, Mr. David Hui Li and Mr. Jinyi Guo, with Mr. Wai Yuen Chong serving as its chairman; the composition of Audit Committee of the Board remains unchanged.

Mr. Wenbao Cao has served as Senior Vice President of the Company in charge of store operations and customer service since June 2018. Before joining the Company, Mr. Cao had over 23 years of experience at McDonald’s China and served in various positions, including vice president and North regional manager at McDonald’s China.

Mr. Gang Wu has served as Vice President of the Company in charge of strategic partnerships since March 2019, and has also been in charge of supply chain management since April 2020. Before joining the Company, Mr. Wu had over 26 years of experience in airline industry, including holding senior management positions at China United Airlines, China Eastern Airlines and Air China.

Following issuing the press release by the Company on April 2, 2020, the Company has been cooperating with and responding to inquiries from regulatory agencies in both the United States and China.  The Company will continue to cooperate with the Internal Investigation and focus on growing its business under the leadership of the Board and current senior management.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee Inc.

Luckin Coffee Inc. (NASDAQ: LK) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449